UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                     SEC File Number: 333-141480
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(Check one)
|_| Form 10-K      |_| Form 20-F        |_| Form 11-K
|X| Form 10-Q      |_| Form 10-D        |_| Form N-SAR         |_| Form N-CSR

         For period ended: January 31, 2009

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

         For the transition period ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:                         Kentucky USA Energy, Inc.
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Former Name if Applicable:


Address of Principal Executive Office:           321 Somerset Road, Suite 1
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City, State and Zip Code:                        London, KY 40741
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                                     PART II
                             RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant will not be able to file its Form 10-Q quarterly report for the fiscal quarter ended January 31, 2009 (the "Report") in a timely fashion without unreasonable effort or expense because of unanticipated delays in finalizing its Form 10-K Annual Report for the fiscal year ended October 31, 2008. Registrant expects to file the Report on or before March 23, 2009.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

Adam S. Gottbetter, Esq.              (212)               400-6900
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                                   (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.


         Preliminary, management estimates of certain key indicators show material differences from the period ended January 31, 2008 to the period ended January 31, 2009 (all 2009 numbers are approximate). These estimates have not been reviewed by our auditors.

         For the three month periods ended January 31, 2009 and 2008, we incurred total capitalized costs (relating to acquisitions of, exploration for and development of our gas reserves) of $1,115,260 and $5,500, respectively. We incurred general and administrative expenses of $42,622 and $7,550 for the three month periods ended January 31, 2009 and 2008, respectively. Amortization of loan fees for the three month period ended January 31, 2009 totaled $91,099. We had no such costs for the three months ended January 31, 2008. We incurred legal and accounting expenses of $369,605 and $56,776 for the three month periods ended January 31, 2009 and 2008, respectively. Our interest expense for the three month periods ended January 31, 2009 and 2008, were $160,646 and $22,630, respectively. These increases in costs from 2008 to 2009 were the result of our beginning operations, the drilling of our first wells and related administrative, legal and accounting and loan service costs.

         We have generated no revenues to date. Our net operating loss from inception through January 31, 2009 was $4,103,781.


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                            Kentucky USA Energy, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 17, 2009



                                         By:       /s/ Steven D. Eversole
                                                   ----------------------
                                         Name:    Steven D. Eversole
                                         Title:   Chief Executive Officer